Part III Item 14: Counter-Party Selection

    a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

    ☒ *Yes*   ☐ *No*

    If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

    Institutional Subscribers may elect to only interact with other institutional Subscribers in confirm mode. This functionality is not available in AutoEx Mode. By default, orders submitted by a Subscriber will be prevented from interacting with orders from the same Subscriber ("**Self-Crossing Prevention**"). All Subscribers may elect to permit self-crossing, and/or to prevent interacting ~~not interact~~ with one or more affiliates in any trading mode.

    b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?

    ☐ *Yes*   ☒ *No*

    If no, identify and explain any differences.

    Only institutional Subscribers may elect to only interact with other institutional Subscribers in confirm mode; such counterparty permissioning functionality is not available to broker-dealer Subscribers.